UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934

                              (Amendment Number 1)


                                    YP Corp.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    987824109
             -------------------------------------------------------
                                 (CUSIP Number)


                                 Ilse F. Cooper
                         Woods Centre, Friar's Hill Road
                                   Suite 1407
                         St. John's Antigua, West Indies
                                 (268) 562-1122
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 15, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

      Ilse F. Cooper
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS *

      OO
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
--------------------------------------------------------------------------------
NUMBER OF              7.    SOLE VOTING POWER
SHARES
BENEFICIALLY                 -0- Shares
OWNED BY               ---------------------------------------------------------
EACH                   8.    SHARED VOTING POWER
REPORTING
PERSON WITH                  7,650,000 Shares
                       ---------------------------------------------------------
                       9.    SOLE DISPOSITIVE POWER

                             -0- Shares
                       ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER

                             7,650,000 Shares
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,650,000 Shares
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      20.23%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

      Mathew and Markson, Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS *

      OO
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e).
                                                                             |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Antigua and Barbuda
--------------------------------------------------------------------------------
NUMBER OF              7.    SOLE VOTING POWER
SHARES
BENEFICIALLY                 -0- Shares
OWNED BY               ---------------------------------------------------------
EACH                   8.    SHARED VOTING POWER
REPORTING
PERSON WITH                  7,650,000 Shares
                       ---------------------------------------------------------
                       9.    SOLE DISPOSITIVE POWER

                             -0- Shares
                       ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER

                             7,650,000 Shares
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,650,000 Shares
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      20.23%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

      This amendment (the "Amendment") amends and supplements the Statement on
Schedule 13D, (the "Original Statement"), previously filed with the Securities and Exchange Commission (the "SEC") on April 8, 1999, by Mathew and Markson, Ltd., an Antigua and Barbuda corporation ("Mathew and Markson").

      This Amendment is being filed by Ilse F. Cooper, an Individual, together with Mathew and Markson (together, the "Reporting Persons"), with respect to their beneficial ownership of the common stock (the "Common Stock" or the "Shares"), Par Value $0.001 per share, of YP Corp., a Nevada corporation, formerly known as RIGL Corporation (the "Issuer").

ITEM 1. SECURITY AND ISSUER

      This Amendment relates to the Shares of the Issuer, which has its principal offices at 4840 East Jasmine Street, Suite 105, Mesa, Arizona.


ITEM 2. IDENTITY AND BACKGROUND

      (a)

      This Amendment is being filed by Mathew and Markson. Mathew and Markson was formed for the purpose of acquiring and managing assets.

      This Amendment is also being filed by Ilse F. Cooper for Mathew and Markson and on behalf of herself as well. Since Ms. Cooper serves as the Managing Director of Mathew and Markson, she may be deemed to control, directly or indirectly, Mathew and Markson and to beneficially own the shares of Common Stock being reported on this Amendment by Mathew and Markson.

      Ms. Cooper is also the Managing Director of Morris & Miller, Ltd., another corporation which is a Direct Owner of shares of the Common Stock of the Issuer. However, Ms. Cooper, for Mathew and Markson and for Morris & Miller, Ltd.. and on behalf of herself as well, hereby declares that the filing of the Original Statement and this Amendment shall not be construed as an admission that Morris & Miller, Ltd. is a beneficial owner of the shares of Common Stock of the Issuer covered by the Original Statement and this Amendment, or that Mathew and Markson is a beneficial owner of the shares of Common Stock of the Issuer covered by any Statements and Amendments which may be filed by Morris & Miller, Ltd. on
Schedule 13D.

      (b)

                        Information as to Ilse F. Cooper

      Name:                     Ilse F. Cooper

      State of Residence:       Antigua, West Indies

      Principal Business:       Investor

      Address of
      her Principal Business:   Woods Centre, Friar's Hill Road
                                Suite 1407
                                St. John's Antigua, West Indies

      Address of
      her Principal Office:     Woods Centre, Friar's Hill Road
                                Suite 1407
                                St. John's Antigua, West Indies

      Convictions
      in the last 5 years:      None

      Securities law
      violations
      in the last 5 years:      None

                   Information as to Mathew and Markson, Ltd.

      Name:                     Mathew and Markson, Ltd.

      State of Incorporation:   Antigua and Barbuda

      Principal Business:       Investments

      Address of
      its Principal Business:   Woods Centre, Friar's Hill Road
                                Suite 1407
                                St. John's Antigua, West Indies

      Address of
      its Principal Office:     Woods Centre, Friar's Hill Road
                                Suite 1407
                                St. John's Antigua, West Indies

      Convictions
      in the last 5 years:      None


      Securities law
      violations
      in the last 5 years:      None

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As was reported in a Schedule 13D filed on April 8, 1999 (and a Form 8-K filed on March 29, 1999), Mathew and Markson (and its sister company, Morris & Miller, Ltd.) initially acquired shares of Common Stock of the Issuer pursuant to an agreement (the "Stock Purchase Agreement") signed and executed on March 16, 1999, between Telco Billing, Inc.; Mathew and Markson; Morris & Miller, Ltd.; and RIGL Corporation ("RIGL"), which was the former name of the Issuer. Mathew and Markson and Morris & Miller, Ltd. were the sole shareholders of Telco.

      Pursuant to the Stock Purchase Agreement, Mathew and Markson surrendered its shares of Telco, and, in exchange, Mathew and Markson received 900,000 shares of RIGL.

      Subsequently, as reported in a Form 8-K filed on June 30, 1999, on June 15, 1999, 6,750,000 additional Shares of Common Stock of RIGL were issued to Mathew and Markson pursuant to the Stock Purchase Agreement.

      Therefore, this Amendment is being filed to indicate that as of June 15, 1999, the total number of Shares of Common Stock of the Issuer held by Mathew and Markson was as follows:

               Prior Balance                          900,000 Shares
               Addition                             6,750,000 Shares
               New Balance                          7,650,000 Shares

      In addition, and in connection with the acquisition of Telco, RIGL also agreed to pay Mathew and Markson, Ltd. $5,000,000 as a discounted accelerated royalty payment for a 20-year license of the URLYellow-Page.Net.

ITEM 4. PURPOSE OF TRANSACTION

      The Shares were originally acquired by the Reporting Persons for investment purposes. The Reporting Persons acquired the Shares in order to obtain a substantial equity position in the Issuer based on the Reporting Persons' belief that the Common Stock represented an attractive investment opportunity.

      The purpose of the transaction was to acquire the additional shares called for by the Stock Purchase Agreement.

      Depending upon overall market conditions, or other investment opportunities available to the Reporting Persons in the Issuer, or through the availability of additional Shares at attractive prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons anticipate that, from time to time, they may communicate with the Issuer regarding the composition of Management and the Issuer's business and strategic opportunities, and they may identify to the Issuer such strategic opportunities and alternatives to be considered by the Issuer.

      Other than as set forth in this Amendment, and as of the date it should have been filed, neither of the Reporting Persons has any plans or proposal that relate to or would result in any of the results specified in Paragraphs (a) through (j) of ITEM 4 of this Amendment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Aggregate number of shares:

      The Reporting Persons beneficially own an aggregate of 7,650,000 shares of Common Stock of the Issuer representing approximately 20.23 % of the issued and outstanding shares of Common Stock of the Issuer.

      The percentage ownership of the Reporting Persons in the Issuer's Common Stock is based on 37,809,603 issued and outstanding shares of the Common Stock as of July 31, 1999, as reported by the Issuer in its Report on Form 10-QSB for the quarterly period ended June 30, 1999.

      Since Ms. Cooper may be deemed to control, directly or indirectly, Mathew and Markson, she may be deemed to have the power to direct the vote or disposition of the Shares, and accordingly, she may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the Shares held by Mathew and Markson.

      (b) Number of shares with sole voting and disposition power:

      Mathew and Markson directly owns the Shares and has the power to vote or direct the vote and to dispose or direct the disposition of the Shares.

      Since Ms. Cooper may be deemed to control, directly or indirectly, Mathew and Markson, she may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of the Shares, and she may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares of Common Stock held by Mathew and Markson.

      (c) Transactions effected during the last sixty days:

      As was reported in a Schedule 13D filed on April 8, 1999 (and a Form 8-K filed on March 29, 1999), Mathew and Markson (and its sister company, Morris & Miller, Ltd.) initially acquired shares of Common Stock of the Issuer pursuant to an agreement (the "Stock Purchase Agreement") signed and executed on March 16, 1999, between Telco Billing, Inc.; Mathew and Markson; Morris & Miller, Ltd.; and RIGL Corporation ("RIGL"), which was the former name of the Issuer. Mathew and Markson and Morris & Miller, Ltd. were the sole shareholders of Telco.

      Pursuant to the Stock Purchase Agreement, Mathew and Markson surrendered its shares of Telco, and, in exchange, Mathew and Markson received 900,000 Shares of RIGL.

      (d) Other Persons with the right to receive or the power to direct the receipt of dividends:

      Although Ms. Cooper and her sister, Ms. Anita Bachman, jointly own Mathew and Markson, and although Ms. Cooper and her sister have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by Mathew and Markson, Ms. Cooper serves as the Managing Director of Mathew and Markson.

      (e) Date on Which Reporting Persons cease being 5% Beneficial Owners:

      Not applicable.

ITEMS 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

      Ms. Cooper provides management services to Mathew and Markson in her capacity as the Managing Director of Mathew and Markson. There is no formal or written Management Agreement between Mathew and Markson and Ms. Cooper.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A - Joint Filing Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

Name of Reporting Person                                             Date

MATHEW AND MARKSON, LTD.


By: /s/ Ilse F. Cooper                                          January 31, 2006
    ---------------------------------
    Ilse F. Cooper, Managing Director


ILSE F. COOPER


By: /s/ Ilse F. Cooper                                          January 31, 2006
    ---------------------------------
    Ilse F. Cooper

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned agree that this Amendment, dated January 31, 2006, relating to the Common Stock of YP Corp., shall be filed on behalf of the undersigned.

Name of Reporting Person                                             Date

MATHEW AND MARKSON, LTD.


By: /s/ Ilse F. Cooper                                          January 31, 2006
    ---------------------------------
    Ilse F. Cooper, Managing Director


ILSE F. COOPER


By: /s/ Ilse F. Cooper                                          January 31, 2006
    ---------------------------------
    Ilse F. Cooper